

August 17, 2006

Via U.S. Mail and facsimile at (212-351-6203)

Scott A. Kislin
Gibson, Dunn & Crutcher LLP
200 Park Avenue
New York, New York 10166-0193

Re: Delcath Systems, Inc.
     PRER14A filed August 15, 2006
     Additional soliciting materials filed August 14, 2006
     File No. 1-16133

Dear Mr. Kislin:

We have reviewed your filings and have the following comments.

PRER14A filed August 15, 2006

1.   We note that Laddcapp has indicated that in the event current management resigns upon election of the Laddcapp nominees, Mr. Foltz will serve in a managerial capacity. Please explain the basis for your statement that Mr. Foltz would not be "experienced management," that Laddcapp "concedes that none of Laddcapp's nominees is capable of running the daily affairs of the company, much less executing upon and implementing the Company's business strategy," and that "Mr. Ladd has no plan to manage the Company."

2.   We note your response to prior comment 2. Please note that Laddcapp's proxy materials include disclosure that Laddcapp does not have an intention to force the immediate sale of Delcath. Provide balancing disclosure acknowledging Laddcap's stated intentions.

3.   Please explain the basis for your statement that Delcath and Mr. Ladd came to an agreement stipulating that Delcath would add two new directors to its board by year's end.

* * * *

     Please furnish a cover letter with your responses to our comments and provide any requested supplemental information. Please understand that we may have additional comments after reviewing any amendments to your filings and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision.

      Please direct any questions to me at 202.551.3345.

      Sincerely,

      Michael Pressman
      Special Counsel
      Office of Mergers and
      Acquisitions